Ms. Stacie Gorman	January 21, 2021
Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Re:	Goal Acquisitions Corp.
Draft Registration Statement on Form S-1
Filed December 21, 2020
File No. 377-03928

Dear Ms. Gorman and Ms. Mills-Apenteng:

This letter sets forth the responses of Goal Acquisitions Corp., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2021 (“Comment Letter”) concerning the Company’s draft registration statement on Form S-1. In conjunction with this letter, the Company is filing a registration statement on Form S-1 (the “Registration Statement”) with the Commission. For convenient reference, we have set forth below each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Draft Registration Statement on Form S-1

Cover Page

1. We note your disclosure that your anchor investor, Atalaya Capital Management, has indicated an interest to purchase 9.9% of the units in the offering. We also note that this entity plans to purchase an interest in your sponsor. Please clarify the percentage that will be held by insiders if the anchor investor makes this purchase. Additionally, please disclose whether there is a ceiling on the amount that may be purchased by the anchor investor and quantify any ceiling.

Response: We have clarified the percentage that will be held by insiders if the anchor investor makes the above referenced purchase. Additionally, we have disclosed and quantified the ceiling on the amount that may be purchased by the anchor investor.

Prospectus Summary, page 15

2. You state that in the event the anchor investor acquires your securities in this offering or after and votes them in favor of your initial business combination, a smaller portion of affirmative votes from other public shareholders would be required to approve your initial business combination. Please quantify the portion of affirmative votes from other public shareholders that would be required to approve a business combination, assuming the anchor investor purchases the maximum amount of shares in this offering and votes in favor of such combination. In revising your disclosure, please also quantify the impact of the representative’s shares and provide risk factor disclosure, as appropriate.

Response: We have quantified the portion of affirmative votes from other public shareholders that would be required to approve a business combination, assuming the anchor investor purchases the maximum amount of shares in this offering and votes in favor of such combination. We have also quantified the impact of the representative’s shares and provided risk factor disclosure.

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Thank you for your time and consideration.

Sincerely,

Harvey Schiller

cc:	Will Chuchawat, Sheppard Mullin, Richter & Hampton LLP
Justin Anslow, Sheppard Mullin, Richter & Hampton LLP